FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

<u>New Century Mortgage Securities Inc.</u>	**<u>0001084701</u>**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
<u>Form 8-K, November 18, 2003, Series 2003-B</u>	**<u>333-104454</u>**

____

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: November 18, 2003

NEW CENTURY MORTGAGE SECURITIES, INC.

By: ______________________________
Name: Kevin Cloyd
Title: EVP

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

New Issue Computational Materials

(Part I of II)

$ 869,257,000 (Approximate)

New Century Home Equity Loan Trust, ~~Series~~ 2003-B
Asset Backed Pass-Through Certificates

NEW CENTURY
MORTGAGE CORPORATION

New Century Mortgage Securities, Inc.
Depositor

New Century Mortgage Corporation
Originator ~~and Master Servicer~~

EMC Mortgage Corporation
Master Servicer

November 7, 2003

BEAR STEARNS
ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFORT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

$[869,257,000] (Approximate)
New Century Home Equity Loan Trust, ~~Series~~ 2003-B
Asset Backed Pass-Through Certificates

New Century Mortgage Securities, Inc.
Depositor

New Century Mortgage Corporation
Originator ~~and~~

EMC Mortgage Corporation
Master Servicer

TRANSACTION HIGHLIGHTS

Characteristics of the Certificates (1), (2), (3), (4), (5), (6)

Offered Notes	Original Principal Balance	Coupon	Avg Life To Call (years)	Principal Lockout (months)	Principal Window (months)	Final Sch. Distribution Date	Ratings (Mdy's/S&P)
Class A-1	$377,223,000	Floating	[2.20]	0	77	[-11/25/33]	Aaa / AAA
Class A-2	132,295,000	Floating	[2.34]	0	77	[11/25/33]	Aaa / AAA
Class A-3	211,894,000	Floating	[2.41]	0	77	[11/25/33]	Aaa / AAA
Class M-1	54,774,000	Floating	[4.64]	41	36	[11/25/33]	Aa2 / AA
Class M-2	45,422,000	Floating	[4.51]	38	39	[11/25/33]	A2 / A
Class M-3	14,250,000	Floating	[4.46]	38	39	[11/25/33]	A3 / A-
Class M-4	12,024,000	Floating	[4.44]	37	40	[11/25/33]	Baa1 / BBB+
Class M-5	8,016,000	Floating	[4.43]	37	40	[11/25/33]	Baa2 / BBB
Class M-6	13,359,000	Floating	[4.42]	36	41	[11/25/33]	Baa3 / BBB-

Notes:

(1) Bond sizes subject to a variance of +/- 5%.
(2) Certificates are priced to the 10% optional clean-up call.
(3) Based on the pricing prepayment speed described herein.
(4) The Class A and Class M Certificates are subject to a Net WAC Rate Cap.
(5) The coupon for each class of Certificates is equal to the lesser of (a) 1-month LIBOR plus the related margin and (b) the related Net WAC Rate Cap.
(6) After the Optional Termination Date, the margins on each of the Class A-1, Class A-2 and Class A-3 Certificates will increase to 2.0 times their related initial margin; and the margins on the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates will increase to 1.5 times their related initial margins.

Issuer:	New Century Home Equity Loan Trust, Series 2003-B
Depositor:	New Century Mortgage Securities, Inc., a Delaware corporation
Originator~~and Master Servicer~~:	New Century Mortgage Corporation
Master Servicer:	EMC Mortgage Corporation
Trustee and Custodian:	Deutsche Bank National Trust Company
Underwriter:	Bear, Stearns & Co. Inc.
Offered Certificates:	Approximately $[721,412,000] senior floating-rate Certificates ("Class A Certificates") and approximately $[147,845,000] mezzanine floating-rate Certificates ("Class M Certificates"), together with the Class A Certificates, the "Offered Certificates." The Class A Certificates and the Class M Certificates are backed by adjustable-rate and fixed-rate, first and second lien, closed-end, subprime mortgage loans (the "Mortgage Loans").
Non-Offered Certificates:	The Class CE Certificates, Class P Certificates and Class R Certificates will not be publicly offered.
Collateral:	As of November 1, 2003, the Mortgage Loans consisted of approximately 5,462 fixed- and adjustable-rate, first-~~lien~~ and~~or~~ second lien, closed-end subprime mortgage loans totaling approximately $890,632,597.
Group I Mortgage Loans:	The Group I Mortgage Loans consist of approximately 3,090 fixed-rate and adjustable-rate, first and second -lien mortgage loans totaling approximately $465,707,716 with principal balances at origination that conform to Freddie Mac loan limits.
Group II Mortgage Loans:	The Group II Mortgage Loans consisted of 1,117 fixed-rate and adjustable-rate, first and second -lien mortgage loans totaling approximately $163,327,125 with principal balances at origination that conform to Fannie Mae loan limits.
Group III Mortgage Loans:	The Group III Mortgage Loans consisted of 1,255 fixed-rate and adjustable-rate, first and second -lien mortgage loans totaling approximately $261,597,756 with principal balances at origination that may or may not conform to Freddie Mac or Fannie Mae loan limits.
Expected Pricing Date:	On or about November [10], 2003
Closing Date:	On or about November [14], 2003
Cut-off Date:	The close of business on November 1, 2003
Distribution Date:	The 25th day of each month (or if such 25th day is not a business day, the next succeeding business day) commencing in December 2003.
Record Date:	The business day immediately preceding each Distribution Date.
Delay Days:	0 (zero) days on all Offered Certificates.

Determination Date:	The Determination Date with respect to any Distribution Date will be the 15th day of the calendar month in which such Distribution Date occurs or, if such day is not a business day, the business day immediately preceding such 15th day.
Due Period:	The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which such Distribution Date occurs and ends on the first day of the month in which such Distribution Date occurs.
Interest Accrual Period:	For any Distribution Date; with respect to the Offered Certificates, is the period commencing on the Distribution Date of the month immediately preceding the month in which the Distribution Date occurs or, in the case of the first period, commencing on the Closing Date, and ending on the day preceding the Distribution Date. All distributions of interest on the offered certificates will be based on a 360 day year and the actual number of days in the applicable Interest Accrual Period. The Offered Certificates will initially settle flat (no accruedal interest).
Prepayment Period:	The Prepayment Period with respect to any Distribution Date is the calendar month immediately preceding the month in which the Distribution Date occurs.
ERISA Considerations:	It is expected that the Offered Certificates will be ERISA eligible as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such certificates.
Legal Investment:	It is not anticipated that any of the Offered Certificates will constitute "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984 (SMMEA).
Tax Matters:	The Trust will be established as one or more REMICs for federal income tax purposes.
Form of Registration:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	$25,000 and integral multiples of $1 in excess thereof.
Optional Termination:	At its option, the Master Servicer may purchase all of the Mortgage Loans (and properties acquired on behalf of the trust) when principal balance of the Mortgage Loans remaining in the trust, as of the last day of the related Due Period, hasve been reduced to less than 10% of the principal balance of the Mortgage Loans as of the Cut-off Date. In such case, the Class A and the Class M Certificates will be redeemed at par plus accrued interest.
Administrative Fees:	The sum of the "Servicing Fee" calculated at the "Servicing Fee Rate" of 0.500% per annum, and the "Trustee Fee" calculated at the "Trustee Fee Rate" of 0.007% per annum. Administrative Fees will be paid monthly on the stated principal balance of the Mortgage Loans.

Principal & Interest Advances: The Master Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans to the extent such amounts are deemed recoverable. The Master Servicer is entitled to be reimbursed for such advances, and therefore these advances are not a form of credit enhancement.

Servicing Advances: The Master Servicer will pay all out-of-pocket costs related to its obligations, including, but not limited to: (i) expenses in connection with a foreclosed Mortgage Loan prior to the liquidation of such loan, (ii) the costs of any judicial proceedings, including foreclosures and (iii) the cost of managing and liquidating property acquired in relation to the Mortgage Loans, as long as it deems the costs to be recoverable. The Master Servicer is entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.

Compensating Interest: The Master Servicer is required to pay Compensating Interest up to the amount of the Servicing Fee to cover prepayment interest shortfalls ("Prepayment Interest Shortfalls") due to partial and/or full prepayments on the Mortgage Loans.

Step-up Coupon: If the Optional Termination is not exercised, on the first Distribution Date following the Distribution Date on which it could have been exercised~~,~~ the margin on each of the Class A Certificates will increase to 2.0 times their related initial margin and the margins on each of the Class M Certificates will increase to 1.5 times their related initial margins.

Prepayment Assumption: *Fixed Rate Mortgage Loans:* 2.3% CPR growing to 23% CPR over 12 months, and 23% CPR thereafter.
Adjustable Rate Mortgage Loans: 2% CPR in month 1 growing to 30% CPR until~~till~~ month 11, 30% CPR from month 12 to month 22, 50% CPR from month 23 to month 27, 35% CPR from month 28 and thereafter.

Credit Enhancement:

1. Excess Spread
2. Overcollateralization
3. Subordination

Overcollateralization Amount: The Overcollateralization Amount with respect to any Distribution Date is the excess, if any, of (i) the aggregate principal balance of the Mortgage Loans over (ii) the sum of the aggregate Certificate Principal Balance of the Class A, Class M and Class P Certificates, after taking into account the distributions of principal to be made on such Distribution Date.

Overcollateralization Target Amount: With respect to any Distribution Date, (i) prior to the Stepdown Date, an amount equal to approximately [2.40]% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, (ii) on or after the Stepdown Date provided a Trigger Event is not in effect, the greater of (x) [4.80]% of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period and (y) approximately $[4,453,163] or (iii) on or after the Stepdown Date and if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date. The Overcollateralization Target Amount for the Offered Certificates will be fully funded on the Closing Date.

Stepdown Date: The earlier of (i) the first Distribution Date on which the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero and (ii) the later to occur of (x) the Distribution Date occurring in December 2006 and (y) the first Distribution Date on which the Credit Enhancement Percentage for the Class A Certificates (calculated for this purpose only after taking into account distributions of principal on the Mortgage Loans, but prior to any distribution of the Group I Principal Distribution Amount, the Group II Principal Distribution Amount and the Group III Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on such Distribution Date) is greater than or equal to approximately [38.00]%.

Credit Enhancement Percentage: The Credit Enhancement Percentage for any Class of Certificates for any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the class or classes subordinate thereto (including the Class CE Certificates) by (y) the aggregate principal balance of the Mortgage Loans, calculated after taking into account distributions of principal on the Mortgage Loans and distribution of the Group I Principal Distribution Amount, the Group II Principal Distribution Amount and the Group III Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on such Distribution Date.

Class	Initial CE %	CE % On/After Stepdown Date
A	[19.00]%	[38.00]%
M-1	[12.85]%	[25.70]%
M-2	[7.75]%	[15.50]%
M-3	[6.15]%	[12.30]%
M-4	[4.80]%	[9.60]%
M-5	[3.90]%	[7.80]%
M-6	[2.40]%	[4.80]%

Trigger Event: If either the Delinquency Test or the Cumulative Loss Test is violated.

Delinquency Test: The Delinquency Test is violated on any Distribution Date if the percentage obtained by dividing (x) the aggregate outstanding principal ~~amount~~ balance of Mortgage Loans Delinquent 60 days or more or ~~are~~ in foreclosure, have been converted to REO Properties or have been discharged by reason of bankruptcy by (y) the aggregate outstanding pPrincipal bBalance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds [~~45.00~~]% of the Credit Enhancement Percentage.

Cumulative Loss Test: The Cumulative Loss Test is violated on any Distribution Date if the aggregate amount of realized losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring in	Percentage
December 2006 through November 2007	[ ]%
December 2007 through November 2008	[ ]%
December 2008 through November 2009	[ ]%
December 2009 through November 2010	[ ]%
December 2010 and thereafter	[ ]%

Realized Losses: Generally, any realized losses on the Mortgage Loans will be absorbed first by Excess Spread, second, by the Overcollateralization Amount, third, by the Class M Certificates in reverse numerical order and further , by the related Class of Class A Certificates.

Expense Adjusted Mortgage Rate: The applicable mortgage rate on each Mortgage Loan as of the first day of the related Due Period minus the sum of the (i) Servicing Fee Rate and (ii) the Trustee Fee Rate.

Adjusted Net Maximum Mortgage Rate: The per annum rate equal to the weighted average of the maximum mortgage rate of each Mortgage Loan (or the mortgage rate for each fixed-rate Mortgage Loan) minus the sum of (i) the Servicing Fee Rate, and (ii) the Trustee Fee Rate.

Net WAC Rate Cap: For any Distribution Date and the Class A-1 Certificates, a rate per annum (adjusted for the actual number of days in the related Interest Accrual Period) equal to the weighted average of the Expense Adjusted Mortgage Rates on the then outstanding Group I Mortgage Loans, weighted based on their principal balances as of the first day of the related Due Period.

For any Distribution Date and the Class A-2 Certificates, a rate per annum (adjusted for the actual number of days in the related Interest Accrual Period) equal to the weighted average of the Expense Adjusted Mortgage Rates on the then outstanding Group II Mortgage Loans, weighted based on their principal balances as of the first day of the related Due Period.

For any Distribution Date and the Class A-3 Certificates, a rate per annum (adjusted for the actual number of days in the related Interest Accrual Period) equal to the weighted average of the Expense Adjusted Mortgage Rates on the then outstanding Group III Mortgage Loans, weighted based on their principal balances as of the first day of the related Due Period.

For any Distribution Date and the Class M Certificates, a rate per annum (adjusted for the actual number of days in the related Interest Accrual Period) equal to the weighted average Expense Adjusted Mortgage Rates on the then outstanding Group I Mortgage Loans, Group II Mortgage Loans, and the Group III Mortgage Loans, weighted in proportion to the results of subtracting from the aggregate principal balance of the Group I Mortgage Loans the current certificate principal balanceamount of the Class A-1 Certificates, from the aggregate principal balance of the Group II Mortgage Loans the current principal balanceamount of the Class A-2 Certificates and from the aggregate principal balance of the Group III Mortgage Loans the current certificate principal balance amount of the Class A-3 Certificates.

Net WAC Maximum Rate Cap: For any Distribution Date and the Class A Certificates, the rate per annum (adjusted for the actual number of days in the related Interest Accrual Period) equal to the weighted average of the Adjusted Net Maximum Mortgage Rates of the Group I Mortgage Loans in the case of the Class A-1 Certificates, the weighted average of the Adjusted Net Maximum Mortgage Rates of the Group II Mortgage Loans in the case of the Class A-2 Certificates, and the weighted average of the Adjusted Net Maximum Mortgage Rates of the Group III Mortgage Loans in the case of the Class A-3 Certificates.

For any Distribution Date and the Class M Certificates, the rate per annum (adjusted for the actual number of days in the related Interest Accrual Period) equal to the weighted average of the Adjusted Net Maximum Mortgage Rates of the Group I Mortgage Loans, Group II Mortgage Loans and the Group III Mortgage Loans, weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the current certificate principal balance ~~amount~~ of the related Class A Certificates.

Pass-Through Rates: The Pass-Through Rate on any Distribution Date for each class of Offered Certificates will equal the lesser of:

(a) The related Formula Rate; and
(b) The related Net WAC Rate Cap.

Formula Rate: The Formula Rate on any Distribution Date for each class of Offered Certificates will equal the lesser of:

(a) One-month LIBOR plus the related ~~certificate~~ margin; and
(b) The related Net WAC Maximum Rate Cap.

Interest Carry Forward Amount: For each class of Offered Certificates, and on any Distribution Date, the sum of (i) the excess of (A) the Accrued Certificate Interest for such Class with respect to the prior Distribution Date (excluding any Net WAC Cap Carryover Amount with respect to such class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (B) the amount actually distributed to such class with respect to interest on such prior Distribution Date and (ii) interest on such excess at the Pass-Through Rate for such class.

Interest Distribution Amount: The Interest Distribution Amount for the Offered Certificates of any class on any Distribution Date is equal to interest accrued during the related Interest Accrual Period on the Certificate Principal Balance of that class immediately prior to the Distribution Date at the Pass-Through Rate for that class.

Senior Interest Distribution Amount: The Senior Interest Distribution Amount for any Distribution Date and any Class A Certificates is equal to the Interest Distribution Amount for such Distribution Date for the related Class A Certificates and the Interest Carry Forward Amount, if any, for that Distribution Date for the related Class A Certificates.

Net WAC Cap Carryover Amount:

If, on any Distribution Date, the Pass-Through Rate for a class of Offered Certificates is based on the related Net WAC Rate Cap, the excess of (i) the amount of interest such class would have accrued on such Distribution Date had the applicable pass-through rate not been subject to the Net WAC Rate Cap, over (ii) the amount of interest such class of Certificates received on such Distribution Date based on the Net WAC Rate Cap, together with the unpaid portion of any such amounts from the prior Distribution Date (and accrued interest thereon at the then applicable pass-through rate, without giving effect to the Net WAC Rate Cap). The ratings on each Class of Certificates do not address the likelihood of the payment of any Net WAC Cap Carryover Amount.

Basis Risk Shortfall:

Because each Mortgage Loan has a mortgage rate that is either fixed or adjustable, and most of the adjustable-rate Mortgage Loans will adjust based on six-month LIBOR after an initial period of two, three or five years following the date of origination, and the Pass-Through Rates on the Offered Certificates are based on one-month LIBOR, the application of the Net WAC Rate Cap could result in shortfalls of interest otherwise payable on those certificates in certain periods. This may also occur if six-month LIBOR and one-month LIBOR rise quickly since the Mortgage Loan adjustments are constrained by certain interim caps. If basis risk interest shortfalls occur, they will be carried forward and will be paid from Net Monthly Excess Cashflow on a subordinated basis on the same Distribution Date or in any subsequent period.

The Offered Certificates will benefit from interest rate cap agreements pledged to the trust to mitigate their Basis Risk Shortfalls. The related notional balance schedules and related strike rates for the interest rate caps are available at the end of this term sheet.

Interest Payment Priority: On each Distribution Date, the Interest Remittance Amount will be distributed in the following order of priority:

(i) from the Group I Interest Remittance Amount, to the holders of the Class A-1 Certificates, the Senior Interest Distribution Amount allocable to such Certificates; from the Group II Interest Remittance Amount, to the holders of the Class A-2 Certificates, the Senior Interest Distribution Amount allocable to such Certificates; from the Group III Interest Remittance Amount, to the holders of the Class A-3 Certificates the Senior Interest Distribution Amount allocable to such Certificates. Any Interest Remittance Amount remaining after the payment of the above will be available to pay any Senior Interest Distribution Amount to the unrelated groups;

(ii) from the combined remaining Interest Remittance Amount, to the holders of the Class M-1 Certificates, the Interest Distribution Amount for such Certificates;

(iii) from the combined remaining Interest Remittance Amount, to the holders of the Class M-2 Certificates, the Interest Distribution Amount for such Certificates;

(iv) from the combined remaining Interest Remittance Amount, to the holders of the Class M-3 Certificates, the Interest Distribution Amount for such Certificates;

(v) from the combined remaining Interest Remittance Amount, to the holders of the Class M-4 Certificates, the Interest Distribution Amount for such Certificates;

(vi) from the combined remaining Interest Remittance Amount, to the holders of the Class M-5 Certificates, the Interest Distribution Amount for such Certificates; and

(vii) from the combined remaining Interest Remittance Amount, to the holders of the Class M-6 Certificates, the Interest Distribution Amount for such Certificates.

Principal Payment Priority: On each Distribution Date (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, the Group I Principal Distribution Amount, the Group II Principal Distribution Amount and the Group III Principal Distribution Amount, shall be distributed as follows:

(i) the Group I Principal Distribution Amount to the holders of the Class A-1 Certificates, until the Certificate Principal Balance thereof has been reduced to zero and then to the holders of the Class A-2 Certificates and the Class A-3 Certificates (as described below), after taking into account the distribution of the Group II Principal Distribution Aamount and the Group III Principal Distribution Amount described in (ii) and (iii) below;

(ii) the Group II Principal Distribution Amount to the holders of the Class A-2 Certificates, until the Certificate Principal Balances thereof has been reduced to zero and then to the holders of the Class A-1 Certificates and the Class A-3 Certificates (as described above and below), after taking into account the distribution of the Group I Principal Distribution Amount (as described in (i) above) and the Group III Principal Distribution Amount (as described in (iii) below);

(iii) the Group III Principal Distribution Amount to the holders of the Class A-3 Certificates, until the Certificate Principal Balance thereof has been reduced to zero and then to the holders of the Class A-1 Certificates and the Class A-2 Certificates (as described above), after taking into account the distribution of the Group I Principal Distribution Amount (as described in (i)above) and the Group II Principal Distribution Amount (as described in (ii) above);

(iv) to the holders of the Class M-1 Certificates, any Group I, Group II and Group III Principal Distribution Amount remaining after the distributions described in ~~payment of~~ (i), (ii) and (iii) above until the Certificate Principal Balance thereof has been reduced to zero;

(v) to the holders of the Class M-2 Certificates, any Group I, Group II and Group III Principal Distribution Amount remaining after the distributions described in ~~payment of~~ (i), (ii), (iii) and (iv) above until the Certificate Principal Balance thereof has been reduced to zero;

(vi) to the holders of the Class M-3 Certificates, any Group I, Group II and Group III Principal Distribution Amount remaining after the distributions described in ~~payment of~~ (i), (ii), (iii), (iv) and (v) above until the Certificate Principal Balance thereof has been reduced to zero;

(vii) to the holders of the Class M-4 Certificates, any Group I, Group II and Group III Principal Distribution Amount remaining after the distributions described in ~~payment of~~ (i), (ii), (iii), (iv), (v) and (vi) above until the Certificate Principal Balance thereof has been reduced to zero;

(viii) to the holders of the Class M-5 Certificates, any Group I, Group II and Group III Principal Distribution Amount remaining after the distributions described in ~~payment of~~ (i), (ii), (iii), (iv), (v), (vi) and (vii) above until the Certificate Principal Balance thereof has been reduced to zero; and

(ix) to the holders of the Class M-6 Certificates, any Group I, Group II and Group III Principal Distribution Amount remaining after the distributions described in ~~payment of~~ (i), (ii), (iii), (iv), (v), (vi), (vii) and (viii) above until the Certificate Principal Balance thereof has been reduced to zero.

Principal Payment Priority (continued)

(i)

On each Distribution Date (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, the Group I Principal Distribution Amount, the Group II Principal Distribution Amount and the Group III Principal Distribution Amount shall be distributed as follows:

(i) to the holders of the Class A-1 Certificates, to the extent of the Class A-1 Principal Distribution Amount, until the Certificate Principal balance thereof has been reduced to zero and then to the holders of the Class A-2 Certificates and the Class A-3 Certificates (as described below), after taking into account the distribution of the Class A-2 Principal Distribution Amount and the Class A-3 Principal Distribution Amount described in (ii) and (iii) below;;

(ii) to the holders of the Class A-2 Certificates, to the extent of the Class A-2 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero and then to the holders of the Class A-1 Certificates (as described above) and the Class A-3 Certificates (as described below), after taking into account the Class A-1 Principal Distribution Amount and the Class A-3 Principal Distribution Amount described in (i) above and (iii) below;

(iii) to the holders of the Class A-3 Certificates, to the extent of the Class A-3 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero and then to the holders of the Class A-1 Certificates and the Class A-2 Certificates (as described above), after taking into account the Class A-1 Principal Distribution Amount and the Class A-2 Principal Distribution Amount described in (i) above and (ii) above;

(iv) to the holders of the Class M-1 Certificates, the Class M-1 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(v) to the holders of the Class M-2 Certificates, the Class M-2 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(vi) to the holders of the Class M-3 Certificates, the Class M-3 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero; and

(vii) to the holders of the Class M-4 Certificates, the Class M-43 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero; and

(viii) to the holders of the Class M-5 Certificates, the Class M-53 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero; and

(ix) to the holders of the Class M-6 Certificates, the Class M-63 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero.

Monthly Excess Cashflow Distributions:

With respect to any Distribution Date, any Net Monthly Excess Cashflow shall be distributed as follows:

(i) to the holders of the class or classes of Certificates then entitled to receive distributions in respect of principal, in an amount equal to the Overcollateralization Increase Amount, distributable as part of the respective Group I Principal Distribution Amount, Group II Principal Distribution Amount and Group III Principal Distribution Amount;

(ii) to the holders of the Class M-1 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(iii) to the holders of the Class M-1 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(iv) to the holders of the Class M-2 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(v) to the holders of the Class M-2 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(vi) to the holders of the Class M-3 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(vii) to the holders of the Class M-3 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(viii) to the holders of the Class M-4 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(ix) to the holders of the Class M-4 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(x) to the holders of the Class M-5 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(xi) to the holders of the Class M-5 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(xii) to the holders of the Class M-6 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(xiii) to the holders of the Class M-6 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(xiv) to the holders of Offered Certificates, in an amount equal to such certificates' allocated share of any Prepayment Interest Shortfalls and any shortfalls resulting from the application of the Relief Act, in each case, without interest accrued thereon;

(xv) to make payments to the Net WAC Rate Carryover Reserve Account, to the extent required to distribute to the holders of the Offered Certificates any Net WAC Rate Carryover Amounts for such classes (after taking into account amounts paid under the interest rate cap agreements); and

(xvi) to the holders of the Class CE, Class R and Class P Certificates as provided in the Pooling and Servicing Agreement.

Group I Principal Distribution Amount:

The Group I Principal Distribution Amount for any Distribution Date will be the sum of (i) the principal portion of all scheduled monthly payments on the Group I Mortgage Loans due during the related Due Period, whether or not received on or prior to the related Determination Date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Group I Mortgage Loan (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the Pooling and Servicing Agreement during the related Prepayment Period; (iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period, to the extent applied as recoveries of principal on the Group I Mortgage Loans, and (iv) a percentage of the amount of any Overcollateralization Increase Amount for such Distribution Date MINUS a percentage of the amount of any Overcollateralization Reduction Amount for such Distribution Date each allocated between Group I, Group II and Group III Principal Distribution Amount based on the amount of principal received from each Mortgage Loan Group.

Group II Principal Distribution Amount:

The Group II Principal Distribution Amount for any Distribution Date will be the sum of (i) the principal portion of all scheduled monthly payments on the Group II Mortgage Loans due during the related Due Period, whether or not received on or prior to the related Determination Date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Group II Mortgage Loan (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the Pooling and Servicing Agreement during the related Prepayment Period; (iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period, to the extent applied as recoveries of principal on the Group II Mortgage Loans, and (iv) a percentage of the amount of any Overcollateralization Increase Amount for such Distribution Date MINUS a percentage of the amount of any Overcollateralization Reduction Amount for such Distribution Date each allocated between Group I, Group II and Group III Principal Distribution Amount based on the amount of principal received from each Mortgage Loan Group.

Group III Principal Distribution Amount:

The Group III Principal Distribution Amount for any Distribution Date will be the sum of (i) the principal portion of all scheduled monthly payments on the Group III Mortgage Loans due during the related Due Period, whether or not received on or prior to the related Determination Date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Group III Mortgage Loan (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the Pooling and Servicing Agreement during the related Prepayment Period; (iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period, to the extent applied as recoveries of principal on the Group III Mortgage Loans, and (iv) a percentage of the amount of any Overcollateralization Increase Amount for such Distribution Date MINUS a percentage of the amount of any Overcollateralization Reduction Amount for such Distribution Date each allocated between Group I, Group II and Group III Principal Distribution Amount based on the amount of principal received from each Mortgage Loan Group.

Class A-1 Principal Distribution Amount:	The Class A-1 Principal Distribution Amount is an amount equal to the excess of (x) the aggregate Certificate Principal Balance of the Class A-1 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately [62]% and (ii) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period minus approximately $[4,453,163].
Class A-2 Principal Distribution Amount:	The Class A-2 Principal Distribution Amount is an amount equal to the excess of (x) the aggregate Certificate Principal Balance of the Class A-2 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately [62]% and (ii) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period minus approximately $[4,453,163].
Class A-3 Principal Distribution Amount:	The Class A-3 Principal Distribution Amount is an amount equal to the excess of (x) the aggregate Certificate Principal Balance of the Class A-3 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately [62]% and (ii) the aggregate principal balance of the Group III Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Group III Mortgage Loans as of the last day of the related Due Period minus approximately $[4,453,163].
Class M-1 Principal Distribution Amount:	The Class M-1 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-1 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately [74.30]% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $[4,453,163].

Class M-2 Principal Distribution Amount:

The Class M-2 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A and Class M-1 Certificates (after taking into account the payment of the Class A and Class M-1 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-2 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately [84.50]% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $[4,453,163].

Class M-3 Principal Distribution Amount:

The Class M-3 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1 and Class M-2 Certificates (after taking into account the payment of the Class A, Class M-1 and Class M-2 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-3 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately [87.70]% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $[4,453,163].

Class M-4 Principal Distribution Amount:

The Class M-4 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2 and Class M-3 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2 and Class M-3 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-4 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately [90.40]% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $[4,453,163].

Class M-5 Principal Distribution Amount: The Class M-5 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-5 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately [92.20]% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $[4,453,163].

Class M-6 Principal Distribution Amount: The Class M-6 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-6 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately [95.20]% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $[4,453,163].